Sun Life Financial shareholders to benefit from change to dividend payment date

Toronto - - December 8, 2005 - - The Board of Directors of Sun Life Financial Inc. (TSX, NYSE: SLF) announced today it has postponed the Company’s dividend payment date from December 30, 2005 to January 3, 2006 so shareholders can benefit from the recent announcement by the Canadian federal government that it intends to reduce the effective tax rate on dividends paid after January 1, 2006. The change to the dividend payment date affects Sun Life Financial Inc.’s common shares and Class A Preferred Shares, Series 1 and 2. The announced tax reduction is subject to approval by the Parliament of Canada.

“As a result of demutualization, Sun Life Financial’s retail shareholder base is among the largest in Canada,” said Donald A. Stewart, Chief Executive Officer. “Moving our dividend payment date enables our 400,000 Canadian shareholders, many of whom continue to be customers, to benefit from the announced change to federal dividend tax rates.”

As declared on October 27, 2005, the quarterly shareholder dividends are:

  $0.255 per common share,
  $0.2969 per Class A Non-Cumulative Preferred Share, Series 1, and
  $0.30 per Class A Non-Cumulative Preferred Share, Series 2,

payable to shareholders of record at the close of business on November 23, 2005.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of $374 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com